

June 19, 2014

Via E-mail
Al A. Gonsoulin
Chief Executive Officer
PHI, Inc.
2001 S.E. Evangeline Thruway
Lafayette, LA 70508

> **Re: PHI, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 23, 2014**
> **File No. 333-196196**

Dear Mr. Gonsoulin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

2. Please refer to the third paragraph and the risk factors cross-reference. Please revise the cross-reference so that it includes the page number of where the risk factors section appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Signatures, page S-1

3. Please revise the second half of the signature pages on pages S-3 and S-4 to include the signatures of these registrants' principal executive officer, principal financial officer, and controller or principal accounting officer, and the signatures of at least a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to Signatures on Form S-4. In this regard, we note that the signatories have only signed the second half of the signature pages in their capacities as managers.

Exhibit 5.2

4. Please refer to the second paragraph on page 1. We note that the first numbered subparagraph contains bracketed language. Please have counsel revise as applicable.

5. Please refer to the first full paragraph on page 2. We note the disclosure that "[w]e have assumed… the due authorization, execution and delivery of the Indenture, the Registration Rights Agreement, the Notes and all other documents by the parties thereto." Please have counsel revise to carve out "the Companies" from the above referenced assumption.

6. For the guarantors discussed in this opinion (the Montana limited liability companies), we note that neither the 5.1 or 5.2 legal opinion provides the needed opinion that the guarantees will be binding obligations of the guarantors. Please revise accordingly. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011. We also note that the guarantees appear to be governed by New York law and that counsel must opine on the binding obligation under the law governing the Indenture. Please have counsels revise the 5.1 or 5.2 legal opinion, as applicable, to provide the required binding obligation opinions with respect to the guarantees and the guarantors discussed in this opinion.

7. Please refer to the second full paragraph on page 2 which continues onto page 3. We note the disclosure that "we are of the opinion that the Guarantees executed on behalf of the Companies are duly authorized and enforceable." Local counsel's opinion should opine that "the Companies" are validly existing, have the power to create the obligations and have taken the required steps to authorize entering into the obligations. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011. Please have counsel revise as applicable.

8. Please refer to the carry-over paragraph on the top of page 3. We note the disclosure that "[b]ased solely on the Certificates of Existence, it is our opinion that the Companies are duly organized and validly existing legal entities under the laws of the State of Montana." Please have counsel delete the qualification "[b]ased solely on the Certificates of Existence."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
Kenneth J. Najder
Jones Walker L.L.P.